SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 26, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as

ROSTELECOM
(Translation of registrant’s name into English)

The Russian Federation
(Jurisdiction of organization)

14, 1st Tverskaya-Yamskaya St.
125047 Moscow, Russia

(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On June 26, 2006, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the results of its Annual General Shareholders’ Meeting held on June 24, 2006. A copy of the corresponding press release is attached hereto as Exhibit 99.

On June 26, 2006, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the results of its Annual General Shareholders’ Meeting held on June 24, 2006. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2006	By:	/signed/ Dmitry Ye. Yerokhin
Name: Dmitry Ye. Yerokhin
Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the results of its Annual General Shareholders’ Meeting held on June 24, 2006.